                                            Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-83069

PROSPECTUS

                                6,194,500 SHARES

                        PACIFICARE HEALTH SYSTEMS, INC.

                                  COMMON STOCK
                            ------------------------

UniHealth Foundation, our largest stockholder, is offering and selling up to 6,194,500 shares of PacifiCare common stock under this prospectus. We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

UniHealth may offer its PacifiCare common stock through public or private transactions, on or off the Nasdaq National Market System, at prevailing market prices or at privately negotiated prices.

PacifiCare common stock is listed on the Nasdaq National Market System and trades on the exchange with the ticker symbol "PHSY." On August 6, 1999, the closing price of one share of our stock on the Nasdaq National Market System was $67.75.

See "Risk Factors" beginning on page 5.

                            ------------------------

THE PACIFICARE SHARES OFFERED OR SOLD UNDER THIS PROSPECTUS HAVE NOT BEEN APPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS AUGUST 6, 1999

THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT WE FILED WITH THE SEC. THE REGISTRATION STATEMENT INCLUDES EXHIBITS AND ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS.

WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE YOU ANY SUPPLEMENTAL INFORMATION OR MAKE ANY REPRESENTATIONS FOR US. YOU SHOULD ONLY RELY ON INFORMATION ABOUT PACIFICARE THAT IS CONTAINED IN THIS PROSPECTUS OR IN ONE OF PACIFICARE'S PUBLIC REPORTS FILED WITH THE SEC AND INCORPORATED INTO THIS PROSPECTUS. INFORMATION CONTAINED IN THIS PROSPECTUS OR IN OUR PUBLIC REPORTS MAY BECOME STALE. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE OR COMPLETE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS. WE ARE NOT MAKING AN OFFER OF SECURITIES IN ANY STATE WHERE THAT OFFER IS PROHIBITED.

                               TABLE OF CONTENTS


The Company.................................................    4
Risk Factors................................................    5
Business Strategy...........................................    6
Nature of Operations........................................    7
Use of Proceeds.............................................    9
Selling Stockholder.........................................    9
Repurchase of UniHealth Stock...............................    9
Description of Capital Stock................................   10
Plan of Distribution........................................   11
Where You Can Find Additional Information...................   11
Legal Matters...............................................   12
Experts.....................................................   12

                                  THE COMPANY

OVERVIEW

We are one of the leading health care services companies in the United States, serving approximately 3.6 million members in the Medicare and commercial lines of business as of May 31, 1999.

HMOS AND HMO RELATED PRODUCTS AND SERVICES. We offer HMO and HMO related products and services primarily to the Medicare and commercial markets. An HMO is a health care organization that combines aspects of a health care insurer with those of a health care provider by arranging for health care services for its members through a defined provider network at a reduced deductible or a nominal copayment. Our Medicare programs and commercial plans are designed to deliver quality health care and customer service to members at cost-effective prices.

- SECURE HORIZONS(R). For Medicare beneficiaries, PacifiCare offers health care services through its Secure Horizons(R) programs which are the largest Medicare+Choice programs in the United States (as measured by membership). Our Secure Horizons programs had approximately one million members on May 31, 1999.

- COMMERCIAL. For the commercial employer market, PacifiCare offers a range of products and benefit plan designs that vary in the amount of member co-payments. These options allow employers flexibility in selecting cost-effective benefits packages for employees. PacifiCare had approximately
  2.6 million commercial members on May 31, 1999. We also offer a variety of specialty managed care products that employers can purchase as a supplement to our basic commercial plans or as stand-alone products. These products include behavioral health services, life and health insurance, dental and vision services and pharmacy benefit management. We generally provide these specialty services through subcontracts or referral relationships with other health care providers.

We believe that our ability to offer a comprehensive range of products and services, combined with long-term relationships with our health care providers, will enable us to respond effectively to the changing needs of the health care marketplace.

Our executive offices are located at 3120 Lake Center Drive, Santa Ana, California 92704 and our telephone number is (714) 825-5200.

                                  RISK FACTORS

Except for historical information, this prospectus and our SEC reports contain "forward looking" statements and information about our expected future business and performance. The statements about our plans, strategies, intentions, expectations and prospects throughout this prospectus are based on current expectations. Our actual operating results and financial performance may prove to be very different from what we might have predicted as of the date of this prospectus. In addition, our past financial performance is not necessarily a reliable indicator of future performance and you should not use historical performance to anticipate results or future period trends. Described below are some of the factors that may affect our future operating results and financial performance. You are also directed to the risks discussed in other documents filed by us with the SEC.

A LOSS OF PROFITABLE MEMBERSHIP IN OUR HEALTHCARE PROGRAMS COULD RESULT IN REDUCED REVENUES, WHICH COULD NEGATIVELY IMPACT THE VALUE OF YOUR INVESTMENT. An unforeseen loss of profitable membership could negatively affect our financial position, results of operations and cash flows. Factors that could contribute to the loss of membership include:

- Our failure to obtain new customers or retain existing customers;

- The effect of premium increases and benefit changes;

- Our exit from certain markets;

- Reductions in work force by existing customers;

- Negative publicity and news coverage;

- Inability of our marketing and sales plans to attract new customers; or

- Our loss of key executives or key employees.

INCREASED PREMIUMS COULD RESULT IN MEMBERSHIP LOSSES, WHICH COULD NEGATIVELY IMPACT THE VALUE OF YOUR INVESTMENT. We could experience membership losses as a result of expected premium increases in both our commercial and Medicare lines of business. A loss of Medicare membership may also be experienced with the introduction of premiums payable by our members in our Secure Horizons programs commencing in January 2000. Our emphasis continues to be on renewing commercial employer contracts with price increases sufficient to maintain or improve margin performance. The price increases in our commercial product line are expected to range from zero to 12 percent depending upon employer size, benefit design, geographic market and other factors. We also could lose members as a result of our decision to exit unprofitable markets.

INCREASES IN OUR MEDICAL CARE RATIO COULD RESULT IN REDUCED REVENUES, WHICH COULD NEGATIVELY IMPACT THE VALUE OF YOUR INVESTMENT. Increases in the Medicare and/or commercial medical care ratio (health care services as a percentage of premium) could have an adverse effect on our profitability. Uncertainties that could have an impact on our medical care ratio, include:

- Medical and prescription drug costs that rise faster than premium increases;

- Increases in utilization and costs of medical services;

- The effect of federal and/or state legislation on our ability to secure cost-effective contracts with providers;

- The effect of actions by competitors or groups of providers; or

- Termination of provider contracts, provider insolvency or renegotiation of such contracts at less favorable rates or terms of payment. See "Health Care Provider Contracts."

CHANGES IN STATE OR FEDERAL LEGISLATION AND REGULATION MAY NEGATIVELY IMPACT OUR FINANCIAL AND OPERATING RESULTS AND THE VALUE OF YOUR INVESTMENT MAY
DECLINE. Changes in state and federal legislation or regulation could cause actual results to differ materially from anticipated results. These changes may increase our medical care ratios, decrease our membership or otherwise adversely affect our revenues and our profitability. As of March 31, 1999, approximately 60 percent of our revenue and an even greater percentage of our profit came from our government programs, the majority of which was Medicare business. Changes that could effect us materially include:

- Limitations on premium levels;

- Increases in minimum capital, reserves, and other financial viability requirements;

- Prohibition or limitation of capitated arrangements or provider financial incentives;

- New benefit mandates (including mandatory length of stay and emergency room coverage, many of which have become effective in 1999);

- Limitations on the ability to manage care and utilization due to willing provider and direct access laws; and

- Adoption on the federal and/or state level of legislation that holds HMOs liable for malpractice.

Legislation and regulation could also include adverse actions of governmental payors, including reduced Medicare premiums; discontinuance of, or limitation on, governmentally funded programs; recovery by governmental payors of previously paid amounts; the inability to increase premiums or prospective or retroactive reductions to premium rates for federal employees; and adverse regulatory actions.

IF WE FAIL TO SECURE COST-EFFECTIVE HEALTH CARE PROVIDER CONTRACTS, OUR FUTURE REVENUES MAY BE NEGATIVELY IMPACTED AND THE VALUE OF YOUR INVESTMENT MAY DECLINE. Our failure to secure cost-effective health care provider contracts may result in a loss in membership or a higher medical care ratio. In addition, our inability to contract with providers, including hospitals, loss of contracts with providers, inability of providers to provide adequate care, or insolvency of providers could materially affect us. We have and may continue to incur additional costs as a result of entering into new contracts. Our profitability depends, in part, on our ability to control health care costs while providing quality care. The profitability and the success of our business strategy also depends on our ability to attract and retain a network of qualified health care providers in each geographic area we serve. Securing cost-effective contracts with existing and new physician groups and hospitals has become more difficult due to increased competition. Additionally, our negotiation of provider contracts may be impacted by unfavorable state and federal legislation and regulation discussed above. The effect of these risks and the need for additional provider reserves could have a material effect on the results of our operations or cash flows.

                               BUSINESS STRATEGY

Our current business strategy continues to focus on growing and improving our operating performance. During 1999, we intend to increase operating income by:

- Increasing commercial membership at improved commercial premium prices;

- Managing health care costs through arrangements with strong provider organizations that align the interests of their providers with ours and those of our members; and

- Improving our administrative and marketing efficiencies to reduce the percentage of revenue spent on marketing, general and administrative expenses.

We continue to evaluate opportunities in new and existing geographic markets that may be available through acquisitions and the development of new products. We continuously assess our existing geographic markets and product lines to determine if any do not fit within our profitability objectives and current business strategy.

We will also focus on improving quality and service in 1999. Our goals include:

- Increasing Medicare and commercial member satisfaction;

- Improving the quality and service of our basic HMO products;

- Receiving National Committee for Quality Assurance ("NCQA") accreditation in Texas, where 1999 is our initial year of application;

- Maintaining NCQA accreditation in all other states; and

- Participating in the formation of the Coalition for Affordable Quality Healthcare to inform and educate the public about managed care.

                              NATURE OF OPERATIONS

SECURE HORIZONS PROGRAMS

GENERAL. We have offered Secure Horizons programs to Medicare beneficiaries since 1985 through participation in the Medicare risk program with the Health Care Financing Administration or HCFA. Beginning January 1, 1999, we participate in the new Medicare+Choice program which replaced the Medicare risk program. HCFA requires that HMOs be either federally qualified or meet similar requirements as state licensed plans to be eligible for Medicare+Choice contracts. All of our HMO operations meet these requirements. Our Medicare+Choice contracts entitle us to annual fixed per-member premiums. Under current law, our premiums are based upon the average cost of providing traditional fee-for-service Medicare benefits to the Medicare population in each county, subject to annual limits on the growth of our premiums. Our premium growth is also limited by an overall cap on the growth of all payments under all Medicare+Choice contracts. Future premiums from HCFA will be impacted by new payment methods being developed by HCFA.

Our per-member premium revenue for the Secure Horizons programs usually is, and will continue to be, more than three times higher than for our commercial plans primarily because of the higher medical and administrative costs of serving a Medicare member. As a result of the premium differences, the Secure Horizons programs accounted for approximately 60 percent of our consolidated premium revenue for the three months ended March 31, 1999. The Secure Horizons programs accounted for an even larger percentage of our operating profit, even though it represented only 28 percent of our total membership at March 31, 1999. The Secure Horizons programs are subject to certain risks relative to our commercial plans, such as higher comparative medical costs, higher levels of utilization, government and regulatory reporting requirements, the possibility of reduced or insufficient government reimbursement in the future and higher marketing and advertising costs associated with selling to individuals rather than to employer groups. These risks may adversely affect our operating margins on these programs and our overall profitability. In addition, each Secure Horizons member enrolls individually in our program, and may disenroll by providing 30 days notice. We believe that our Secure Horizons programs have one of the lowest disenrollment rates among Medicare+Choice plans.

HCFA may unilaterally revise our Medicare+Choice contracts based on updated demographic information relating to the Medicare population and the cost of providing health care in a particular geographic area. PacifiCare's Medicare+Choice contracts are automatically renewed every 12 months unless we or HCFA elect to terminate them. HCFA may also terminate our Medicare+Choice contracts if we fail to continue to meet compliance and eligibility standards. Termination of our Medicare+Choice contracts would have an adverse effect on our financial position, results of operations, cash flows or business prospects. We have had these contracts in some states for over 13 years. We have no reason to believe that these terminations will occur.

COMMERCIAL PROGRAMS

GENERAL. PacifiCare's commercial plans offer a comprehensive range of products to employer groups, including HMO, Preferred Provider Organization ("PPO") and Point of Service ("POS") plans. A PPO is a selected group of providers, such as medical groups, that offers discounted fee-for-service health care. POS plans combine the features of an HMO with the features of a traditional indemnity insurance product, allowing members to choose from a network of providers at a lower cost or from other physicians at a higher deductible or co-payment. Our HMOs also have commercial contracts with the United States Office of Personnel Management ("OPM") to provide managed care health services to approximately 176,000 members at May 31, 1999 under the Federal Employee Health Benefits Program ("FEHBP") for federal employees, annuitants and their dependents.

COMMERCIAL RETIREE PRODUCTS. In response to the needs of employers to provide cost-effective health care coverage to their retired employees who may or may not be currently entitled to Medicare, we offer the Secure Horizons retiree product. This product draws on our Medicare expertise by offering provider benefits that are similar to those offered to our Secure Horizons enrollees. Our premiums are generally set based on the same revenue requirements needed to provide services to Secure Horizons members. The retiree product gives us access to individuals who, once familiar with our services and delivery system, may enroll in Secure Horizons programs when they become eligible for Medicare benefits.

HMO RELATED PRODUCTS AND SERVICES. PacifiCare provides a range of specialty managed care products which supplement HMO products and are primarily sold in our commercial programs. These include:

- Behavioral Health Services. PacifiCare Behavioral Health of California, Inc. is a California licensed specialized health care service plan that provides behavioral health care services, including chemical dependency benefit programs, primarily to our California and other HMO commercial members. Outside of California, PacifiCare Behavioral Health, Inc. contracts with our HMOs, other insurers and employers to manage their respective mental health and chemical dependency benefit programs.

- Life and Health Insurance. PacifiCare's life and health insurance subsidiaries, PacifiCare Life and Health Insurance Company and PacifiCare Life Assurance Company, offer employer groups managed health care insurance products. We integrate these products with our existing HMO products to form multi-option health benefits programs, including our PPO and POS plans. Together, our insurance subsidiaries are licensed to operate in 38 states, including each of the states where our HMOs operate, the District of Columbia, and Guam.

- Dental and Vision Services. PacifiCare Dental and Vision is a California licensed, specialized health care service plan that provides prepaid dental and optometry benefits directly to individuals and employer groups and indirectly to our California Secure Horizons and commercial HMO members.

- Pharmacy Benefit Management. PacifiCare Pharmacy Centers, Inc., dba Prescription Solutions(R), is one of the industry's largest pharmacy benefit management companies. Prescription Solutions offers pharmacy benefit management services for prescription drugs to HMOs and self-insured employer groups. Clients of Prescription Solutions have access to a pharmacy provider network that features independent and chain pharmacies and a variety of cost and quality management capabilities. Prescription Solutions also provides its clients with an array of fully integrated services, including mail order distribution, an extensive network of retail pharmacies, claims processing and sophisticated drug utilization reporting.

- Medicare+Choice Management. Formed to promote our expertise in the Medicare risk area, Secure Horizons USA, Inc., ("SHUSA") licenses the Secure Horizons name and provides management services to HMOs and health care delivery systems that seek participation in the Medicare+Choice program. The fee charged by SHUSA is generally based on a percentage of the licensee's revenue. SHUSA's management services include, among others, marketing, provider contracting and administrative services. SHUSA has agreements in New Mexico with Presbyterian Healthcare Services, Inc., in New England with Tufts Associated Health Maintenance Organization, Inc., and in Hawaii with Queens Health Plans. We anticipate that Queens Health Plan will commence offering a product similar to Secure Horizons beginning in the summer of 1999, if HCFA approval is received. We anticipate that with the repeal of the 50/50 Rule (the requirement that 50 percent of a Medicare health plan's enrollment be drawn from commercial contracts) and the drive to enroll Medicare beneficiaries in HMOs, SHUSA may expand into new markets by entering into licensing arrangements in a variety of geographic areas.

PacifiCare's membership at May 31, 1999 and 1998, respectively, was as follows:

                                           AT MAY 31, 1999(1)                  AT MAY 31, 1998(1)
                                    ---------------------------------   ---------------------------------
                                     SECURE                              SECURE
                                    HORIZONS   COMMERCIAL     TOTAL     HORIZONS   COMMERCIAL     TOTAL
                                    --------   ----------   ---------   --------   ----------   ---------
Arizona...........................   81,600      101,300      182,900    88,800      108,200      197,000
California........................  614,000    1,653,500    2,267,500   602,500    1,565,000    2,167,500
Colorado..........................   66,700      291,600      358,300    54,800      293,900      348,700
Guam..............................       --       41,300       41,300        --       41,200       41,200
Nevada............................   22,500       38,700       61,200    24,600       44,100       68,700
Ohio..............................   19,400       43,100       62,500    14,700       47,100       61,800
Oklahoma..........................   27,600       86,000      113,600    26,600      100,900      127,500
Oregon............................   38,600      114,700      153,300    38,600      115,500      154,100
Texas.............................   59,900      131,300      191,200    68,800      141,200      210,000
Washington........................   64,500       76,600      141,100    59,100       95,800      154,900
                                    -------    ---------    ---------   -------    ---------    ---------
     Total membership.............  994,800    2,578,100    3,572,900   978,500    2,552,900    3,531,400
                                    =======    =========    =========   =======    =========    =========

---------------
(1) Membership at May 31, 1999 and May 31, 1998 does not include the membership of our Utah HMO which was sold on September 30, 1998.

                                USE OF PROCEEDS

All net proceeds from the sale of the PacifiCare shares offered and sold under this prospectus will go to UniHealth.

                              SELLING STOCKHOLDER

In 1998, UniHealth, our largest stockholder, converted into a charitable foundation under the Internal Revenue Code. As a result of UniHealth's new status, UniHealth determined it was in its best interest to diversify its holdings and reduce the number of shares of PacifiCare common stock it owns. UniHealth's current ownership of PacifiCare common stock is:

                                           SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                  OWNED                                OWNED
                                            PRIOR TO OFFERING       SHARES         AFTER OFFERING
                                           --------------------      BEING      --------------------
           SELLING STOCKHOLDER              NUMBER      PERCENT     OFFERED      NUMBER      PERCENT
           -------------------             ---------    -------    ---------    ---------    -------
UniHealth Foundation.....................  6,194,500     13.5%     6,194,500        0           0
  3400 Riverside Drive
  Burbank, CA 91505

                         REPURCHASE OF UNIHEALTH STOCK

In June 1999, our stockholders approved an amended and restated certificate of incorporation that combined and reclassified our voting and non-voting classes of common stock into a single class of common stock. The reclassified common stock has the same rights, powers and limitations as the prior voting common stock. See "Description of Capital Stock." To assist UniHealth in its diversification and to effect the reclassification of PacifiCare common stock, on May 4, 1999, we entered into a stock purchase agreement with UniHealth to repurchase approximately 5.9 million shares of PacifiCare common stock currently held by UniHealth. The repurchase of the UniHealth shares will occur on the following dates and in the following installments:

                                                                                    AGGREGATE
                                                                   PER SHARE     REPURCHASE PRICE
                                                                  -----------    ----------------
             APPROXIMATE PURCHASE DATE                SHARES      LOW    HIGH     LOW       HIGH
             -------------------------               ---------    ---    ----    ------    ------
                                                                                  (IN MILLIONS)
August 9, 1999.....................................  1,000,000    $70    $120     $ 70      $120
November 15, 1999..................................  1,000,000     75     120       75       120
February 15, 2000..................................    750,000     75     120       56        90
May 15, 2000.......................................    750,000     75     120       56        90
August 15, 2000....................................    750,000     75     120       56        90
November 15, 2000..................................    750,000     75     120       56        90
February 15, 2001..................................    909,500     75     120       68       109
                                                     ---------                    ----      ----
  Repurchase shares................................  5,909,500                     437       709
                                                     =========
One time payment (Paid June 24, 1999)..............                                 60        60
                                                                                  ----      ----
Total payment range................................                               $497      $769
                                                                                  ====      ====

The purchase price for the UniHealth shares will equal the average fair value of the stock for the 30 trading days preceding a scheduled purchase date. We are not required to buy the shares if the stock price is greater than $120 per share and UniHealth is not required to sell the shares if the stock price is less than $75 per share ($70 on the initial purchase date). In consideration of the agreements and covenants contained in the stock purchase agreement between PacifiCare and UniHealth, PacifiCare agreed to pay UniHealth $60 million. This payment was made on June 24, 1999 and was recorded by PacifiCare as a reduction to shareholders' equity.

UniHealth's shares of PacifiCare common stock have been registered under the Securities Act of 1933 to enable UniHealth to sell any of the shares not repurchased by PacifiCare on any installment date or the 285,000 shares of common stock which formerly were shares of PacifiCare's Class B Common Stock. We have agreed to assist in an underwritten offering of any shares of PacifiCare common stock owned by UniHealth after February 15, 2001.

                          DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, our certificate of incorporation authorizes us to issue 200,000,000 shares of common stock, par value $0.01 per share and 40,000,000 shares of preferred stock, par value $0.01 per share. As of June 30, 1999, 46,032,300 shares of common stock were outstanding and no shares of preferred stock were outstanding.

COMMON STOCK

Voting. Common stockholders are entitled to one (1) vote per share for the election of directors and on all other matters that require stockholder approval. Under our certificate of incorporation, the affirmative vote of the holders of a majority of the outstanding shares of common stock entitled to vote is required (i) to amend the certificate of incorporation; (ii) to authorize additional shares of common stock; (iii) to approve any merger or consolidation of PacifiCare with or into any other corporation; and (iv) to approve the dissolution of PacifiCare.

Dividends and Other Distributions. Holders of PacifiCare common stock are entitled to equal cash dividends and dividends per share paid in PacifiCare common stock or property, when, as and if dividends are declared by our board of directors and paid out of legally available assets.

Distribution on Dissolution, Etc. In the event of a liquidation, dissolution or winding up of PacifiCare, holders of PacifiCare common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

Preemptive Rights. PacifiCare common stock does not carry any preemptive rights enabling a holder to subscribe for, or receive shares of any class of PacifiCare common stock or any other securities convertible into shares of any class of PacifiCare common stock.

PREFERRED STOCK

The Board of Directors may issue shares of the preferred stock at any time, in one or more series without stockholder approval. The Board of Directors determines the designation, relative rights, preferences and limitations of each series of preferred stock.

The transfer agent for our common stock is ChaseMellon Shareholder Services LLC.

                              PLAN OF DISTRIBUTION

UniHealth may offer its shares of PacifiCare common stock that we do not purchase at various times in one or more of the following transactions:

- on the Nasdaq National Market System or any other exchange where our common stock is listed;

- in the over-the-counter market;

- in negotiated transactions not on an exchange or over-the-counter;

- by pledge to secure debts or other obligations;

- in connection with the writing of call options, in hedge transactions and in settlement of other transactions; or

- in a combination of any of the above transactions.

UniHealth may sell its shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. Before UniHealth sells any of its shares of PacifiCare common stock, UniHealth must first give PacifiCare the opportunity, upon 10 days notice, to purchase the shares at the same price as the proposed sale.

UniHealth may use broker-dealers to sell its shares. If broker-dealers are used, they will either receive discounts or commissions from UniHealth, or they will receive commissions from the purchasers of shares for whom they acted as agents.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can get a copy of our SEC filings and any information we have incorporated by reference in this prospectus free of charge by contacting our Investor Relations Department at (714) 825-5491 or mailing your request to 3120 Lake Center Drive, Santa Ana, California 92704. You may read and copy any document at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our SEC filings are also available to the public from the SEC's Website at http://www.sec.gov. We also have a Website at http://www.pacificare.com with links to our SEC filings.

The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1. Annual Report on Form 10-K/A for the year ended December 31, 1998; and

2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

                                 LEGAL MATTERS

For purposes of this offering, Cooley Godward LLP, San Diego, California, is giving its opinion on the validity of the issuance of the shares.

                                    EXPERTS

The consolidated financial statements of PacifiCare appearing in PacifiCare's Annual Report on Form 10-K/A for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 31, 1999 and March 31, 1998, incorporated by reference in this prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in PacifiCare Health Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, and incorporated herein by reference, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the "Act") for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Act.